Filed by Chemical Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Talmer Bancorp, Inc.
Commission File Number: 001-36308

FELLOW SHAREHOLDERS

In 2015, Chemical Financial Corporation achieved significant and unprecedented milestones in growth, profitability and market expansion. As a result, we earned a record $92.3 million in net income, excluding nonrecurring acquisition-related expenses. Our results show the continued strength and successful execution of Chemical Bank's core business strategies. Among the financial and operational highlights achieved, we:

- Earned $2.39 per diluted share, including nonrecurring acquisition-related expenses; excluding those expenses, we earned $2.54 per diluted share, up 20.4% on a per share basis from 2014
- Paid $1.00 per share in dividends, an increase of 6.4% over last year's dividends of $0.94 per share, and produced a total shareholder return of 15.4% during 2015
- Continued strong acquisitive growth in key Michigan markets by partnering with Monarch Community Bancorp, Inc. ("Monarch") and Lake Michigan Financial Corporation ("Lake Michigan"), two highly-regarded and like-minded community banking institutions, which brought our total assets to over $9 billion
- Provided $1.4 billion of credit to Michigan's small businesses and small farms, $128 million of credit for community development and $352 million of credit to nonprofit and government entities
- Grew our wealth management unit to $4.6 billion in assets under management
- Distributed $1.4 million in direct donations and grants through our charitable giving efforts and the Chemical Bank Foundation, supporting the quality of life in the communities we serve

These accomplishments are a direct result of the dedication of our employees, and our customers and shareholders recognition of our values and mission as a community banking organization.

Building upon 2015's success, in early 2016, we announced our intention to partner with the $6.6 billion (assets) Talmer Bancorp, Inc. ("Talmer"), reinforcing our commitment to community banking in Michigan, while establishing a platform to become a preeminent Midwest franchise.

EARNINGS MOMENTUM CONTINUES

Our financial results in 2015 sustained the momentum that began 5 years ago. Net income of $86.8 million in 2015 was up 39.8% from 2014 net income of $62.1 million, while our diluted earnings per share rose 21.3% from $1.97 to $2.39. Excluding nonrecurring acquisition-related expenses, we earned net income of $92.3 million, or $2.54 per diluted share, in 2015, compared to the $66.7 million, or $2.11 per diluted share, earned in 2014, an increase of 20.4% in per share earnings.

With a keen focus on our customers and their communities, combined with a strengthening Michigan economy, Chemical Financial Corporation experienced unprecedented growth in 2015. Our double digit percentage increase in earnings per share in 2015 was primarily attributable to higher net interest income and controlling our operating expenses. The higher net interest income was driven by the incremental earnings from the acquisitions of Northwestern Bancorp, Inc. ("Northwestern"), Monarch, and Lake Michigan, that closed in October 2014, April 2015 and May 2015, respectively, as well as continued strong organic loan growth. While we grew to become a considerably larger company in 2015, we were able to control core expenses and achieve the synergies anticipated with the acquisitions.

At year-end 2015, our total deposits reached $7.46 billion, up 22.7% from the prior year-end. Total loans grew to $7.27 billion at December 31, 2015, up 27.8% from December 31, 2014. The increase in loans was attributable to $1.11 billion of loans acquired in the Lake Michigan and Monarch transactions, augmented by $476 million of organic loan growth. We experienced growth across multiple loan categories, especially in our commercial and owner-occupied commercial real estate portfolios, which coupled with our acquired portfolios, helped increase our net interest income to $274.0 million, up 28.9% from 2014. Noninterest income was $80.2 million in 2015, up 27.1% from the prior year, primarily attributable to increases in all

major noninterest income categories driven largely by the three aforementioned acquisitions. As a result of this organic and acquisitive loan growth, total assets reached $9.19 billion at December 31, 2015, up from $7.32 billion at December 31, 2014.

Asset quality continued to improve, reflecting the continued strengthening of Michigan's economy. Nonperforming loans were 1.15% of total loans at December 31, 2015, down from 1.25% at December 31, 2014. The provision for loan losses increased slightly to $6.5 million in 2015, compared to $6.1 million in 2014. The slight increase in the provision was primarily attributable to the significant growth in the loan portfolio.

Our shareholders continued to see strong returns in 2015. Excluding the impact of nonrecurring acquisition-related expenses, return on average assets was 1.09% and return on average shareholders' equity was 10.0% in 2015. We paid $1.00 per share in dividends to our shareholders in 2015, a 6.4% increase over the $0.94 per share in dividends paid in 2014, which contributed to a total shareholder return of 15.4% in 2015. Our book value at December 31, 2015 was $26.62 per share, an increase of 9.5%, or $2.30 per share, from December 31, 2014. Chemical's tangible equity to tangible assets and total risk-based capital ratios were 8.1% and 11.8%, respectively, at December 31, 2015.

GROWTH

We continued our successful acquisitive growth strategy in 2015, culminating in the Monarch and Lake Michigan transactions, efficiently integrating Monarch Community Bank, The Bank of Holland and The Bank of Northern Michigan into Chemical Bank.

Monarch, which we converted to Chemical's platform in May, increased our presence in the important Michigan-Indiana border area, enhancing our market share in Chemical's south region. The Bank of Holland and The Bank of Northern Michigan, which were integrated during the fourth quarter, are great strategic fits and have significantly increased our presence in some of Michigan's most attractive economic and demographic regions, including Grand Rapids, Holland, Traverse City and Petoskey. This partnership not only reinforces our position as a leader in the small business and middle-market lending arena, but also adds scale, talent and important in-market competitive advantages to facilitate Chemical's continued growth.

Additionally, InSite Capital ("InSite"), acquired as part of the Lake Michigan transaction, has been integrated into Chemical's suite of services available. An innovative, non-traditional financing source for tax credit equity and loans, InSite supports community redevelopment and revitalization throughout the Midwest. A natural extension of our community focused delivery system, we believe InSite has the potential to contribute to our bottom line, while improving the quality of life for customers and communities within Michigan and beyond.

As mentioned earlier, in January, 2016 as this letter was going to press, we announced the transformative merger with Talmer, a high-performing southeast Michigan-based banking company. Consummation of this transaction, which is subject to regulatory approval and satisfaction of other customary closing conditions, including approval of both Chemical and Talmer shareholders, will create a $16 billion community bank, the largest Michigan-based bank in the state, with operations in northern Ohio and contiguous states. We believe this transaction will be significant in creating value for Chemical shareholders, customers and employees, and will accelerate our strategic execution in a material way. We will keep you informed on the progress of this transaction via our regulatory filings.

While the Talmer merger represents an important step in our growth progression and changes the trajectory of the organization, it is not the end of our growth strategy. We will continue to explore opportunities to extend our franchise even further, while staying true to the core community banking philosophy common to all of our past acquisitions.

CREATING EXCEPTIONAL CUSTOMER EXPERIENCES

As we have consistently stated, we are inspired by the dreams of our customers and communities, and we are committed to making those dreams a reality. To accomplish that goal, we continually refine the customer experience by blending technology, convenience and service offerings so we remain competitive while allowing our diverse customer base to bank when, where and how they choose.

During 2015, we announced a series of executive management and structural changes designed to streamline the organization to make it more market-driven. Among the changes was the appointment of two co-Chief Operating Officers: Robert S. Rathbun, overseeing customer experience, and Leonardo "Len" A. Amat, overseeing business operations. We expect these and other executive-level changes will allow us to more closely align our operational architecture with the customer experience we deliver. We are extremely pleased with the progress made to date, and believe our efforts will translate into higher levels of customer satisfaction and operating efficiencies.

In conjunction with our strategic plan, we completed or advanced several initiatives. Specific improvements included expanding delivery channel optimization in our branches, call centers and online; adding online access to consumer loan and mortgage applications; expanding our business courier service; continuing to enhance cyber security; and continuing to improve information technology. Additionally, we continued to focus on talent management, building on the foundation that provides growth and development opportunities for existing employees while implementing enhancements to identify and cultivate new talent.

We remain focused on the correlation between the number of households served and the number of products and services utilized by each. Inclusive of our organic and acquisitive growth, we grew the number of households served to 355,000 in 2015, a 5.8% increase over the previous year. We believe this translates into significant opportunities for future growth as we identify additional product and service offerings that align with individual customer needs. This is an ongoing value-add that has become synonymous with the Chemical customer experience and is critical to our success.

COMMUNITY COMMITMENT

Chemical's commitment to community is ingrained in our culture. As a foundational and core value, we know that our employees and communities are stronger as a result of this interdependence.

During the year, Chemical bankers contributed their money, volunteered their time — over 50,000 hours in 2015 — and served as leaders and members of schools, charities, religious organizations and other nonprofit organizations, all supported by Chemical's financial contributions. For the third straight year, we celebrated Chemical Bank Cares Day, a day on which our team members participated in over 240 wide ranging community impact projects, including school-based mentoring opportunities, beautifying neighborhood parks and volunteering at food pantries and domestic shelters, just to mention a few. Not surprising, the opportunity to serve is as humbling for our employees as it is appreciated by the organizations we supported.

One of the most tacit forms of support we can provide is by making loans to community development and other not-for-profit organizations, consumers and businesses in these communities. In 2015, Chemical provided $128 million in community development loans, $1.4 billion in new small business and small farm loans, and $352 million to Michigan-based nonprofit and government entities. We also provide direct financial support to community organizations through grants. In conjunction with our annual charitable giving and the Chemical Bank Foundation, we provided $1.4 million in direct donations and grants during 2015. The beneficiaries of this support are representative of community organizations focused on economic development, arts, affordable housing and health and human services programs.

Investing and reinvesting in our communities is the cornerstone of Chemical's community banking philosophy. We strive to improve the quality of life in our various communities, as this will help these communities grow and prosper. Growing, prosperous communities provide a fertile environment for Chemical Bank to grow, with the additional benefits from this growth spreading to all of our key stakeholder groups.

CORPORATE GOVERNANCE

As governance issues continue to be magnified in the marketplace, the transparency with which we operate is critical to our stakeholders. As shareholder representatives, the directors of Chemical Financial Corporation are acutely cognizant of their roles as stewards of long-term value creation. As a result of Chemical's growth, the need for oversight of ever increasing regulatory mandates and a need for separate focus on the strategic trajectory of Chemical on a short- and long-term basis, during 2015, the board of directors determined it was prudent to separate the governance and longer-term strategic issues of Chemical from the governance associated with the shorter-term, annual operational issues confronting Chemical Bank.

This action resulted in an eight member Chemical Financial Corporation board and a twelve member Chemical Bank board. To foster cohesiveness, three independent directors have been selected to serve on both boards. We believe that the dual service will provide continuity and communication between the boards, thus ensuring alignment of strategies with the interests of the shareholders.

In accordance with our director retirement policy, the following individuals retired from service as community directors in April, 2015: Richard Bishop, Grand Rapids; James Kalleward, Kalamazoo; and William Pruitt; Big Rapids. Through the years, these gentlemen have served Chemical, Chemical Bank and our shareholders with dedication and a passion for success. Along with their fellow community bank directors, they have served as ambassadors, advocates and advisors to Chemical Bank. The community bank advisory board structure is a critical component to the success of our community bank delivery system, helping ensure community involvement and local presence to each of the communities we serve.

Also, in accordance with our director retirement policy, we recognized the retirement of Thomas (Tom) T. Huff from the Chemical Bank and Chemical Financial Corporation boards of directors. Tom served our company with distinction for 29 years as a member of the boards of directors of the Kalamazoo Community Bank, Chemical Bank and Chemical Financial Corporation. During his tenure, Tom's business acumen, market knowledge and insight provided critical guidance about the communities and customers in our south region.

We offer our deepest thanks and sincere appreciation for the dedication and support these retiring directors have provided for Chemical Financial, Chemical Bank and our shareholders.

LOOKING AHEAD

During the year, we witnessed steady, continued improvement in Michigan's economy, mirroring improvements nationally, but uncertainty still remains in the global economy and certain pockets of the domestic economy. Non-bank competitors continue to encroach upon banking's traditional realm through the use of innovative technologies. Regulatory requirements for banks are continuing to present a challenge in terms of scope and expense, especially as we prepare to cross the $10 billion-asset mark, which will result in an additional level of regulatory oversight.

It is important to remember, however, that economic, competitive and regulatory challenges are not new — just different. We are optimistic in Chemical's ability to deliver high-performance results, address the increasing regulatory oversight burden and continue to provide value through our commitment to community banking.

As we have stated in the past, we will keep a watchful eye on how these issues and challenges will impact us, but we will continue to focus on what we can control. In keeping with our Midwestern values, our strategic priorities remain consistent, and basic: provide exceptional service to our growing and diverse customer base; develop our talent base; and grow organically and via acquisition as opportunities present themselves.

In light of the significant accomplishments we made in 2015, we look forward to the exciting events that await us in the year ahead. With our strong corporate culture, an exceptional team of 2,100+ Chemical bankers and a highly engaged board of directors, we look forward with great anticipation to our ever growing potential.

As always, we appreciate your continued confidence and support.

Sincerely,

David B. Ramaker
Chairman, Chief Executive Officer and President

Franklin C. Wheatlake
Lead Independent Director

ADDITIONAL INFORMATION ABOUT THE TALMER TRANSACTION

This communication is being made in respect of the merger involving Talmer Bancorp, Inc. (Talmer) and Chemical. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Chemical will file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register the securities that the Talmer shareholders will receive if the transaction is consummated. The registration statement will contain a prospectus for Chemical and a joint proxy statement to be used by Chemical and Talmer to solicit the required approvals of their respective shareholders of the merger and other relevant documents concerning the transaction. Chemical and Talmer may also file other documents with the SEC concerning the proposed merger. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SHAREHOLDERS OF CHEMICAL AND TALMER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHEMICAL, TALMER, AND THE TRANSACTION. Investors will be able to obtain these documents free of charge at the SEC's website at www.sec.gov. Copies of the documents filed with the SEC in connection with the merger can also be obtained, when available, without charge, from Chemical's website at http://www.chemicalbankmi.com (which website is not incorporated herein by reference), or by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757, or at Talmer's website at http://www.talmerbank.com (which website is not incorporated herein by reference), or by contacting Talmer Bancorp, Inc., 2301 West Big Beaver Road, Suite 525, Troy, Michigan 48084, Attention: Mr. Brad Adams, Investor Relations, telephone 248-498-2862.

Chemical and Talmer, and their respective directors, executive officers, and certain other members of management and employees, may be soliciting proxies from Chemical and Talmer shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Chemical and Talmer shareholders in connection with the proposed transaction will be set forth in the prospectus and joint proxy statement when it is filed with the SEC. Free copies of this document may be obtained as described above. Information about Chemical's directors and executive officers can be found in Chemical's definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on March 6, 2015, and other documents subsequently filed by Chemical with the SEC. Information about Talmer's directors and executive officers can be found in Talmer's definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on April 27, 2015, and other documents subsequently filed by Talmer with the SEC. Additional information regarding the interests of such participants will be included in the prospectus and joint proxy statement and other relevant documents regarding the merger filed with the SEC when they become available.

EXECUTIVE OFFICERS

David B. Ramaker
Chairman, Chief Executive Officer and President, Chemical Financial Corporation and Chemical Bank

William C. Collins
Executive Vice President, General Counsel and Corporate Secretary, Chemical Financial Corporation and Chemical Bank

Lori A. Gwizdala
Executive Vice President, Chief Financial Officer and Corporate Treasurer, Chemical Financial Corporation and Chemical Bank

Thomas W. Kohn
Chief Executive Officer, InSite Capital, LLC
Vice Chairman, Chemical Bank

Leonardo A. Amat
Executive Vice President and Chief Operating Officer – Business Operations, Chemical Bank

Lynn M. Kerber
Executive Vice President and Chief Risk Management Officer, Chemical Bank

Robert S. Rathbun
Executive Vice President and Chief Operating Officer – Customer Experience, Chemical Bank

Daniel W. Terpsma
Executive Vice President of Commercial Lending, Chemical Bank

James E. Tomczyk
Executive Vice President and Senior Credit Officer, Chemical Bank

BOARD OF DIRECTORS

Chemical Financial Corporation

Gary E. Anderson
Retired Chairman, Dow Corning Corporation

James R. Fitterling
President and Chief Operating Officer, The Dow Chemical Company

Richard M. Lievense
Chairman, InSite Capital, LLC

Terence F. Moore
Retired President and Chief Executive Officer, MidMichigan Health

John E. Pelizzari
Chief Operating Officer, Burnette Foods, Inc.

David B. Ramaker
Chairman, Chief Executive Officer and President, Chemical Financial Corporation and Chemical Bank

Larry D. Stauffer
Consultant, Auto Wares Inc.

Franklin C. Wheatlake
Lead Independent Director, Chemical Financial Corporation; Chairman, Utility Supply and Construction Company

Alan W. Ott
Director Emeritus

Chemical Bank

Nancy Bowman
Co-Owner, Bowman & Rogers, PC

Thomas W. Kohn
Chief Executive Officer, InSite Capital, LLC
Vice Chairman, Chemical Bank

Michael T. Laethem
President, Farm Depot, Ltd.

Michele C. Marquardt
Attorney at Law, DeMent and Marquardt, PLC

James B. Meyer
Retired Chairman, Chief Executive Officer and President, Spartan Stores, Inc.

John E. Pelizzari
Chief Operating Officer, Burnette Foods, Inc.

Keith A. Pretty
President and Chief Executive Officer, Northwood University

David B. Ramaker
Chairman, Chief Executive Officer and President, Chemical Financial Corporation and Chemical Bank

Dominick Saratore
President, C&S Machine Products, Inc.

Grace O. Shearer
Retired Chief Executive Officer, West Michigan Heart, P.C.

Larry D. Stauffer
Consultant, Auto Wares Inc.

Franklin C. Wheatlake
Lead Independent Director, Chemical Financial Corporation; Chairman, Utility Supply and Construction Company

Alan W. Ott
Director Emeritus